OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

LGBT Media, Inc.

PO Box 115
Roslyn Heights, NY 11577

www.LGBTQutie.com



8196 shares of Class B Non-Voting Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 87,704* shares of Class B Non-Voting Common Stock ($106,998.88)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 8,196 shares of Class B Non-Voting Common Stock ($9,999.12)

Company	LGBT Media, Inc.
Corporate Address	P.O. Box 115, Roslyn Heights, NY 11577
Description of Business	Social Media Application for LGBT Community
Type of Security Offered	Class B Non-Voting Common Stock (the "Shares", or the "Securities")
Purchase Price of Security Offered	$1.22
Minimum Investment Amount (per investor)	$100.04

Perks:*

$1,000 - $2,499.99 investment:

- You will receive **6 months of Free upgraded Rainbow Membership** on the LGBTQutie app.

$2,500 - $4,999.99:

- You will receive **6 months of Free upgraded Rainbow Membership** on the LGBTQutie app.
- You will receive our **special limited edition LGBTQutie frisbee.**

$5,000 or more investment:

- You will receive **6 months of Free upgraded Rainbow Membership** on the LGBTQutie app.
- You will receive our **special limited edition LGBTQutie frisbee.**
- You will receive a special limited edition **Atari Rainbow Fuji hat.**

All perks occur after the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

LGBT Media, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $1.22 / share, you will receive 10 Class B Non-Voting Common Stock bonus shares, meaning you'll own 110 shares for $122. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

LGBT Media Inc. is The Digital Media Company that Connects the entire LGBTQ Community.

LGBT Media Inc. owns two mobile apps: **LGBTQutie** and **QutieLife**, available for iOS and Android.

LGBTQutie is an LGBTQ Social App.

We believe our apps are game changers in the LGBTQ social landscape due to their inclusivity and focus on meaningful connections rather than hook-ups.

The app is community-based providing a space for users to interact with the latest LGBTQ news, blogs, events and social causes.

LGBT Media Inc. will soon be launching QutieLife, a rebranded LGBTQ themed game, (acquired from Atari Inc.) to pair with its social app allowing users to have a fun, engaging and interactive experience.

QutieLife is a social simulation game centered on the celebration of LGBTQ culture and pride. The game allows users to build their own city, comparable to Sim City.

Revenue Model

We generate revenue through upgraded premium memberships, advertising on our mobile app, pop-up events, and a revenue share wearable technology deal with Atari. (Bluetooth Speaker Hats)

Competition

LGBTQutie allows the entire LGBTQ community to interact through social networking, relationships, events, and LGBTQ specific content all in one place.

There are heterosexual focused social apps such as Skout, but those are not targeted and leave LGBTQ consumers to feel like an afterthought.

There are also gay and lesbian apps such as Grindr or Surge, but those are not relationship focused and are only available to a limited segment of the community.

Liabilities and Litigation

The company is not involved in any current litigation.

The team

Officers and directors

Rachel Kimelman, LCSW	Co-CEO, Director
Jordan Weiss	Co-CEO, Director

Rachel Kimelman, LCSW
Rachel has a background as a Licensed Clinical Social Worker with vast experience obtained from her 10 years working in the field of mental health. She received a Master's Degree from Columbia University School of Social Work and a Bachelor's Degree in Psychology from SUNY Stony Brook. The skills Rachel acquired when working with people has helped to shape her into the entrepreneur she is today. Rachel has been the Co-CEO and director of LGBT Media Inc. since August 2014. She previously held a position as a Social Worker for the West Side Federation for Senior and Supportive Housing, between October 2010 and April 2017, where she provided mental health services and access to resources for the formerly homeless population. Rachel currently works in the business full-time. In addition, she began working part-time as a psychotherapist for NYC Therapy Group since September 2017.

Jordan Weiss

Jordan has had an extensive background in wellness, personal training and mixed martial arts for 15 years. Jordan uses his skills of discipline and diligence that he acquired through these experiences to effectively run LGBT Media Inc.. Since the company's inception, he has been fully devoted to the business full-time. Jordan is a graduate of NYU School of Continuing and Professional Studies. Jordan has been the Co-CEO and director of LGBT Media Inc. since August 2014.

Number of Employees: 2

Related party transactions

We are parties to a Rights Assignment Agreement dated April 6, 2017, with Atari, Inc., the holder of over 20% of our outstanding Class A Common Stock. Under the Agreement, Atari assigned us all rights in and to our QutieLife Application (Formerly known as PrideFest) and invested $30,000, in exchange for 22% of our outstanding common stock. We also entered into an Engagement Letter dated April 4, 2017, with Atari Connect, Inc., an affiliate of Atari, Inc., pursuant to which we agreed to collaborate with Atari Connect, Inc., to design, market and sell a "connected" hat for the LGBT community. In consideration for assistint with the design and marketing of the product, Atari Connect, Inc., agreed to pay us 15% of the gross sales of such product sold from a designated LGBT Media web store. Between 10/1/15 and 10/31/15, two of our minority stockholders loaned us an aggregate of $166,000, which loans do not accrue interest and are due and payable on December 31, 2018.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Terms of subsequent financings may adversely impact your investment.** We may need to engage in other common equity, debt, or preferred stock financing in the future. As a result of these additional offerings, your rights and the value of your investment in the Common Stock could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise additional equity capital from the sale of Common Stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment, including, a lower purchase price.
- **Risks of Debt.** We currently have $166,000 in outstanding debt owed to two of our minority stockholders, which do not accrue interest and are due and payable on or before December 31, 2018. As of May 1, 2018, we also had outstanding an aggregate of $13,953.57 in credit card debt, $12,443.87 of which accrues interest at 14.74% per annum, and $1,509.70 of which accrues interest at 18.49% per month. In the future, the Company may have to seek additional loans from financial institutions or other third parties. A default under any loan agreement

or promissory notes could have a material adverse effect on our business, results of operations or financial condition, and our ability to make distributions to our investors. In addition, if we enter into any secured loan agreements, a default under such loans could result in the foreclosure on our assets, which would result in the cessation of our operations.

- **Our intellectual property could be unenforceable or ineffective.** One of our most valuable assets is our intellectual property, however, companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our application, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease operating our applications, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our software. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which lawsuits could be expensive, time consuming and distract management's attention from our core operations.

- **There are several potential competitors who are better positioned.** We compete with larger and more established social applications, such as but not limited to Skout, Grindr and HER, which have better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the software developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

- **Product improvements.** In order to compete, we need to rapidly make updates to our applications as the market demands. These improvements and transitions have no guarantees of success.

- **Third party providers.** We rely on third-party service providers to operate, such as our web hosting company. We also depend on our applications being available on Mobile App Stores. Any interruption or downtime in these third-party services, or failure of App Stores to offer our applications, could have a negative impact on our ability to grow our user base.

- **We store personally identifiable information of our customers. If the security of this information is compromised or otherwise subjected to unauthorized access, our reputation may be harmed and we may be exposed to liability.** We store personally identifiable information, credit card information and other confidential information of our customers. We may experience successful attempts by third parties to obtain unauthorized access to such personally identifiable information. This information could also be otherwise exposed through human error or malfeasance. The unauthorized access or compromise of this personally identifiable information could have an adverse affect on our business, financial condition and results of operations. We are also subject to federal, state, provincial and foreign laws regarding privacy and protection of data. Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data and our agreements with certain merchants require us to notify them in the event of a security incident. Evolving regulations regarding personal data and personal information, in the European Union and elsewhere, especially relating to classification of IP addresses, machine identification, location data and other information, may limit or inhibit our ability to operate or expand our business. Such laws and regulations require or may require us or our customers to implement privacy and security policies, permit customers to access, correct or delete personal information stored or maintained by us or our customers, inform individuals of security incidents that affect their personal information, and, in some cases, obtain consent to use personal information for specified purposes. Changing industry standards and industry self-regulation regarding the collection, use and disclosure of data may have similar effects. Existing and future privacy and data protection laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may also negatively affect the public's perception of our sales and marketing practices. If our solutions are perceived to cause, or are otherwise unfavorably associated with, invasions of privacy, whether or not illegal, we or our customers may be subject to public criticism. Any failure on our part to comply with applicable privacy and data protection laws, regulations, policies and standards or any inability to adequately address privacy concerns associated with our solutions, even if unfounded, could subject us to liability, damage our reputation, impair our sales and harm our business. Furthermore, the costs of compliance with, and other burdens imposed by, such laws, regulations, policies and standards may result in a decrease in our profitability and/or limit adoption of and demand for our solutions.

- **Management discretion as to use of proceeds.** Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

- **Limited Transferability and Liquidity.** Each Investor agrees that it will acquire our securities for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our securities. No public market exists for our securities and no market is expected to develop.

- **The holders of our Class B Common Stock have no voting rights.** Because the Class B Common Stock have no voting rights, investors will not be able to participate in any shareholder votes, including, the election of any directors.

- **There is no current market for our securities.** There is no established public trading market for our securities, however, we do not have plans to apply for or otherwise seek trading or quotation of our securities on an over-the-counter market. Investors should assume that they may not be able to liquidate their investment for some time.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Jodan Weiss, 29.26% ownership, Class A Voting Common Stock
- Rachel Kimelman, 29.26% ownership, Class A Voting Common Stock
- Atari Inc., 22.0% ownership, Class A Voting Common Stock

Classes of securities

- Class A Voting Common Stock: 2,050,477

  There is currently 2,050,477 shares of Class A Common Stock outstanding, and no shares of Class B Non-Voting Common Stock outstanding.

  #### Voting Rights

  The holders of shares of the Company's Class A Common Stock ("Voting Common Stock" and, collectively with the Class B Non-Voting Common Stock, the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of Class B Non-Voting Common Stock are not entitled to vote on any matter except as required under applicable law.

  #### Dividend Rights

  Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

  #### Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A and Class B Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of stock that we may designate in the future.

- Class B Non-Voting Common Stock: 0

See above.

What it means to be a Minority Holder

As a minority holder of Common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

During 2016 and 2017, we generated $25,962.86 in Revenue. For the 1 month period ended January 31st, 2018, we have generated $35,000 in revenue. Based on our forecast with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 6 months without Revenue Generation.

Revenue. Gross revenue for fiscal 2017, was $16,985, compared to $8,978 for fiscal 2016. The increase in revenue is primarily attributable to our partnership with Atari because their support helped us generate new business.

Operating Expenses. Operating expenses for fiscal 2017 were $39,063.21 compared to $86,259.28 for fiscal 2016. The decrease in operating expenses is primarily attributable to reduced marketing and development costs.

Net Loss. As a result of the above, for fiscal 2017, we had a net loss of $22,077.58, compared to net loss of $77,282.05, for fiscal 2016. The decrease in net loss is primarily attributable to a reduction of marketing and development expenses.

Financial Milestones

We are investing in the continued growth of our brand and are generating sizable net losses as a result. We are seeking to hit the following milestones:

- To be in a stronger position to raise a larger institutional round of $1M, within six months following the closing of this Offering.

Liquidity and Capital Resources

As of December 31, 2016, we had $20,282.03 in cash, and as of December 31, 2017, we had $15,523.99 in cash. As of April 1, 2018, we had $27,818.19 in cash.   We finance our operations through equity investments, unsecured loans, and credit cards. We have two credit card facilities on which we have an aggregate of $33,000 in available credit. As of April 1, 2018, we had $13,953.57 in outstanding amounts due under the credit cards, leaving us $19,046.43 in available credit.

We are currently generating operating losses and require the continued infusion of new capital to continue business operations. If this offering is fully subscribed, we anticipate we can operate our business for 6 months without any additional infusions of capital. We are also raising concurrently with this offering among Private Angel Investors. We will likely seek to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to us.

Indebtedness

We currently have $166,000 in outstanding debt owed to two of our minority stockholders, which do not accrue interest and are due and payable on or before December 31, 2018. As of May 1, 2018, we also had outstanding an aggregate of $13,953.57 in credit card debt, $12,443.87 of which accrues interest at 14.74% per annum, and $1,509.70 of which accrues interest at 18.49% per month.

Recent offerings of securities

- 2014-08-07, Rule 4(2), 118682 Common Stock. Use of proceeds: General Working Capital
- 2015-04-01, Rule 4(2), 20392 Common Stock. Use of proceeds: General Working Capital
- 2015-06-10, Rule 4(2), 20392 Common Stock. Use of proceeds: General Working Capital
- 2016-03-11, Rule 4(2), 239906 Common Stock. Use of proceeds: General Working Capital
- 2017-04-06, Rule 4(2), 451105 Common Stock. Use of proceeds: General Working Capital

Valuation

$2,501,581.94

Atari set our valuation after their investment. Our valuation is also based on our product, scalability, traction, customer acquisition cost, value of the team, value of the market, and assets.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$9,999.12	$106,998.88
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Professional Fees	$8,000	$8,000
Net Proceeds	$1,399.12	$92,578.88
Use of Net Proceeds:		
Marketing	$0	$27,178.88
Tech/Development	$0	$21,000
Working Capital/Operations	$1,399.12	$44,400
Total Use of Net Proceeds	$1,399.12	$92,578.88

We are seeking to raise a minimum of $9,999.12 (target amount) and up to $106,998.88 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $106,998, we believe the amount will last us 6 months and plan to use the net proceeds of approximately $92,578.88 over the course of that time to market our applications and to pay general overhead and administrative expenses. Our marketing plan will include Influencer marketing campaigns, promotional materials and social media marketing. For development, we plan to make more app updates, enhancements, security and maintenance. If we are successful in fully subscribing this offering, we intend to obtain reviewed financial statements and increase the size of the offering to

$1,070,000.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website at LGBTQutie.com/annual. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR LGBT Media, Inc.

[See attached]

I, Jordan Weiss and Rachel Kimelman, the Co - CEO's of LGBT Media Inc., hereby certify that the financial statements of LGBT Media Inc. and notes thereto for the periods ending December 31st, 2016 and December 31st, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $16,985; taxable income of $ - 44,595 and total tax of $ 0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 3/26/2018.

*Jordan Weiss*_____(Signature)

 Co - CEO_____(Title)

3/26/2018_____(Date)

*Rachel Kimelman*_____(Signature)

Co - CEO_____(Title)

3/26/2018_____(Date)

Balance Sheet

LGBT Media, Inc
As of December 31, 2016

	DEC 31, 2016	DEC 31, 2015
Assets		
Current Assets		
Cash and Cash Equivalents		
Business Checking (1015)	2,966.11	27.36
Business Checking (1028)	20,282.03	34,479.11
Total Cash and Cash Equivalents	**23,248.14**	**34,506.47**
Total Current Assets	**23,248.14**	**34,506.47**
Fixed Assets		
App Development Expense	150,807.96	60,000.00
Total Fixed Assets	**150,807.96**	**60,000.00**
Total Assets	**174,056.10**	**94,506.47**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Business Visa (9443)	-	4,499.74
Chase Credit Card (0527)	13,451.42	-
Intercompany Loan	(1,972.13)	(1,972.13)
Total Current Liabilities	**11,479.29**	**2,527.61**
Long Term Liabilities		
Due to Leslie Weiss	140,000.00	105,000.00
Due to Robert Colon	30,500.00	30,500.00
Total Long Term Liabilities	**170,500.00**	**135,500.00**
Total Liabilities	**181,979.29**	**138,027.61**
Equity		
Amy Lesser Equity	100,000.00	-
Current Year Earnings	(77,282.05)	(82,104.06)
Elayne Weiss Equity	10,000.00	10,000.00
Frances Friedman	10,000.00	10,000.00
Legacy Care Holding Equity	20,000.00	20,000.00
Leslie Weiss	40,000.00	40,000.00
Mark Weiss Equity	40,000.00	40,000.00
Retained Earnings	(150,641.14)	(81,417.08)
Total Equity	**(7,923.19)**	**(43,521.14)**
Total Liabilities and Equity	**174,056.10**	**94,506.47**

Balance Sheet

LGBT Media, Inc
As of December 31, 2017

	DEC 31, 2017
Assets	
Current Assets	
Cash and Cash Equivalents	
Business Checking (1015)	51.99
Business Checking (1028)	15,523.99
Total Cash and Cash Equivalents	**15,575.98**
Total Current Assets	**15,575.98**
Fixed Assets	
App Development Expense	2,600.04
Application Assets	245,000.00
Game Assets	520,000.00
Total Fixed Assets	**767,600.04**
Total Assets	**783,176.02**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Chase Credit Card (0527)	12,552.05
Spark Visa Signature Business	1,570.68
Total Current Liabilities	**14,122.73**
Long Term Liabilities	
Due to Leslie Weiss	140,000.00
Due to Robert Colon	30,500.00
Total Long Term Liabilities	**170,500.00**
Total Liabilities	**184,622.73**
Equity	
Current Year Earnings	(22,077.58)
Retained Earnings	(452,121.13)
Shareholder Equity	1,072,752.00
Total Equity	**598,553.29**
Total Liabilities and Equity	**783,176.02**

Income Statement

LGBT Media, Inc
For the year ended December 31, 2016

	2016	2015
Income		
Income	8,641.67	9,980.04
Interest Income	335.56	155.88
Total Income	**8,977.23**	**10,135.92**
Gross Profit	**8,977.23**	**10,135.92**
Operating Expenses		
Advertizing		
Advertising and Promotion	45,794.32	16,294.43
Customer Aquisition	5,871.48	38,214.43
Printing Expense	719.64	-
Total Advertizing	**52,385.44**	**54,508.86**
Bank Fees		
Bank Charges	1,216.29	816.73
Discount Fees	215.08	498.88
Interest Expense	-	333.45
Total Bank Fees	**1,431.37**	**1,649.06**
Professional Fees		
Consulting Expense	50.00	-
Legal Fees	7,565.05	4,873.90
Professional Fees	100.00	615.00
Total Professional Fees	**7,715.05**	**5,488.90**
License, Permits, Fees, & Dues		
Dues & Subscriptions	55.92	-
Licenses and Fees	-	30.00
Total License, Permits, Fees, & Dues	**55.92**	**30.00**
Meals & Entertainment		
Meals and Entertainment	728.29	1,129.41
Total Meals & Entertainment	**728.29**	**1,129.41**
Office Expenses		
Office Supplies	28.86	-
Postage Expense	483.39	211.80
Total Office Expenses	**512.25**	**211.80**
Tax Expense		
Corporate Tax Expense	25.00	25.00

	2016	2015
Sales Tax Expense	19.58	194.19
Total Tax Expense	**44.58**	**219.19**
Website & Technology		
Design Expense	-	5,062.50
Technology Expense	-	315.96
Website Expense	22,239.70	22,577.77
Total Website & Technology	**22,239.70**	**27,956.23**
Travel		
Parking	301.10	-
Travel Expense	636.39	976.28
Total Travel	**937.49**	**976.28**
Utilities		
Telephone Expense	209.19	70.25
Total Utilities	**209.19**	**70.25**
Total Operating Expenses	**86,259.28**	**92,239.98**
Operating Income	**(77,282.05)**	**(82,104.06)**
Net Income	**(77,282.05)**	**(82,104.06)**

Income Statement

LGBT Media, Inc
For the year ended December 31, 2017

	2017
Income	
Income	16,937.16
Interest Income	48.47
Total Income	**16,985.63**
Gross Profit	**16,985.63**
Operating Expenses	
Advertizing	
Advertising and Promotion	17,922.40
Event Expense	1,355.73
Total Advertizing	**19,278.13**
Bank Fees	
Bank Charges	501.00
Interest Expense	1,255.72
Total Bank Fees	**1,756.72**
Professional Fees	
Legal Fees	8,260.06
Professional Fees	100.00
Total Professional Fees	**8,360.06**
License, Permits, Fees, & Dues	
Dues & Subscriptions	83.88
Licenses and Fees	325.00
Total License, Permits, Fees, & Dues	**408.88**
Meals & Entertainment	
Meals and Entertainment	837.75
Total Meals & Entertainment	**837.75**
Office Expenses	
Office Supplies	240.00
Postage Expense	235.95
Charitable Contributions	40.00
Total Office Expenses	**515.95**
Tax Expense	
Corporate Tax Expense	25.00
Sales Tax Expense	12.37
Total Tax Expense	**37.37**

	2017
Website & Technology	
Design Expense	1,000.00
Technology Expense	460.88
Website Expense	2,039.41
Total Website & Technology	**3,500.29**
Travel	
Fuel Expense	33.84
Parking	556.30
Travel Expense	3,562.77
Total Travel	**4,152.91**
Utilities	
Telephone Expense	215.15
Total Utilities	**215.15**
Total Operating Expenses	**39,063.21**

Operating Income | (22,077.58)

Net Income | (22,077.58)

Statement of Cash Flows

LGBT Media, Inc

For the year ended December 31, 2016

Account	2016
Operating Activities	
Receipts from customers	8,977.23
Payments to suppliers and employees	(86,259.28)
Net Cash Flows from Operating Activities	**(77,282.05)**
Investing Activities	
Payment for property, plant and equipment	(90,807.96)
Net Cash Flows from Investing Activities	**(90,807.96)**
Financing Activities	
Other cash items from financing activities	
Issuance of stock	100,000.00
Borrowing	56,831.68
Net Cash Flows from Financing Activities	**156,831.68**
Net Cash Flows	**(11,258.33)**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	34,506.47
Cash and cash equivalents at end of period	23,248.14
Net change in cash for period	**(11,258.33)**

Statement of Cash Flows

LGBT Media, Inc

For the year ended December 31, 2017

Account	2017
Operating Activities	
Receipts from customers	16,985.63
Payments to suppliers and employees	(39,063.21)
Net Cash Flows from Operating Activities	**(22,077.58)**
Investing Activities	
Payment for property, plant and equipment	(616,792.08)
Net Cash Flows from Investing Activities	**(616,792.08)**
Financing Activities	
Other cash items from financing activities	
Issuance of stock	628,554.06
Borrowing	2,643.44
Net Cash Flows from Financing Activities	**631,197.50**
Net Cash Flows	**(7,672.16)**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	23,248.14
Cash and cash equivalents at end of period	15,575.98
Net change in cash for period	**(7,672.16)**

	Common Stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Stockholders' Equity
	Shares	Amount				
Balance at 2014	-	-	-	-	-	-
Common stock issued for cash	1,318,682		80,000			
Contributed capital						
Net loss					-1417	-1417
31-Dec-14	1,318,682		80,000		-1417	-1,417
Common stock issued for cash	40,784		40,000			
Contributed capital			135,500			
Net loss					-82104	-82104
31-Dec-15	1,359,466		255,500		-83521	-83,521
Common stock issued for cash	239,906		100,000		-	
Contributed capital	-	-	35,000	-	-	
Net loss	-	-	-	-	-77,282	-77,282
31-Dec-16	1,599,372		390,500		-160,803	-160,803
Common stock issued for cash	451,105		30,000		-	
Contributed capital	-	-	520,000	-	-	
Net loss	-	-	-	-	-22,078	-22,078
31-Dec-17	2,050,477		940,500		-182,881	-182,881

NOTE 1 – NATURE OF OPERATIONS

LGBT Media Inc. was formed on 08/06/2014 ("Inception") in the State of Delaware. The financial statements of LGBT Media Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Roslyn Heights, NY.

LGBT Media Inc., is the digital media company that connects the entire LGBTQ community. The company owns two mobile apps on both iOS and Android, called LGBTQutie and Qutielife. The mission of these apps is to connect the LGBTQ community through dating, social networking and gaming.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

  Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

  Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

  Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from Upgraded Premium Subscriptions and through Advertisements when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority. Company has a traditional outstanding promissory note in the amount of $26,000 from our company's CFO. The Company also received a traditional promissory note from a family member in the amount of $140,000.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Company has an outstanding traditional promissory note in the amount of $26,000 from our company's CFO. The Company also received a traditional promissory note from a family member in the amount of $140,000.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

The total number of shares of stock which the Corporation shall have authority to issue is Ten Million (10,000,000) shares of common stock, consisting of: (i) Five Million (5,000,000) shares of Class A

Voting Common Stock, par value $0.0001 per share; and (ii) Five Million (5,000,000) shares of Class B Non-Voting Common Stock, par value $0.0001 per share. Except as may be provided in this Certificate of Incorporation or required by law, the Class A Voting Common Stock shall have voting rights in the election of directors and on all other matters presented to stockholders, with each holder of Class A Voting Common Stock being entitled to one vote for each share of Class A Voting Common Stock held of record by such holder on such matters. Except as required by law, the Class B Non-Voting Common Stock shall have no voting rights.

NOTE 6 – RELATED PARTY TRANSACTIONS

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 31st, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



LGBT Media Inc. is pending **StartEngine Approval.**

PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $107K goal

LGBT Media Inc.
LGBTQ Social App
Small OPO · Roslyn Heights, NY · Consumer Internet · US Investors Only

Overview Team Terms Updates Comments Share

The Dating and Social Networking App That Connects The Entire LGBTQ Community



Qutie FastTrack™
Qlick
JENNA
24 • single • female • lesbian

We created LGBTQutie after being frustrated with the limited options for LGBTQ people looking for relationships, friendships and meaningful connections.

With people on the go and limited accessibility for people in our community to meet, we recognized a problem. Bars aren't always the best option, and most apps focus solely on lesbian women or gay men. **While existing apps have answered the hookup-oriented market, they've failed to provide a space for relationship-oriented users.** Hookups these days are easy to come by. That's why we set out to provide something more. We formed a comprehensive and inclusive platform, tailored specifically for the LGBTQ community.

Our app is inclusive of the full spectrum of LGBTQ sexual orientations and gender identities. LGBTQutie is more than just another dating app. We are **community-focused** and provide users with content that is relevant to them including **LGBTQ specific news, blogs and events.**



LGBTQutie is committed to continued growth of our loyal and close - knit community. We already have **investors and strong strategic partners** on board, **including the iconic Atari.** Atari joined forces with us because they believe that LGBTQutie can be the platform of a comprehensive social experience for the LGBTQ community, combining online dating, gaming and all aspects of a thorough social networking platform.

"We are not exiting (the LGBT space), on the other hand, we are doubling down, if not tripling"

Fred Chesnais CEO of Atari

Why Invest?

Your investment goes beyond a business transaction. This is your chance to support something meaningful. Invest in the future of connectivity, allowing people to be a part of a diverse and inclusive community like never before. LGBTQutie fills a large gap in the market and an unmet need. LGBTQ consumers are extremely loyal. 59% of gay and lesbian consumers say they would be likely to use a specialized platform created to better serve members of the gay and lesbian community (Witeck - Combs Communications 2014). Further, nearly half of Americans and 64% of those who identify as LGBT allies say they are more likely to spend money with brands that are LGBT inclusive, according to a new survey from Ogilvy (Fortune.com, 2017).

The Offer

Investment
$1.22/share | When you invest you are betting the company's future value will exceed $2.6M.

Perks*

$1,000 - $2,499.99 Investment:
- You will receive **6 months of Free upgraded Rainbow Membership** on the LGBTQutie app.

$2,500 - $4,999.99 Investment:
- You will receive **6 months of Free upgraded Rainbow Membership** on the LGBTQutie app.
- You will receive our **special limited edition LGBTQutie frisbee**.

$5,000 or more investment:
- You will receive **6 months of Free upgraded Rainbow Membership** on the LGBTQutie app.
- You will receive our **special limited edition LGBTQutie frisbee**.
- You will receive a special limited edition **Atari Rainbow Fuji hat.**

**All perks occur after the offering is completed.*



This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

*For details on the bonus, please see the **Offering Summary** below.*

LGBTQutie: Real People. Real Relationships.



Cancel
Kevin



About
Details
Compatibility
80%
match
KEVIN
27 • single • male • gay

80% Profile Completeness!
Browse Members
Qutie FastTrack
Messages
2
Visitors
Qlicks
Friends
Qutie News
Events
Qutie Blog
GO RAINBOW

The App For The *Entire* LGBTQ Community

LGBTQutie is a hybrid of the swiping system and the profile system. We allow people to engage more easily by having extended profiles and questionnaires which allows users to *actually get to know who they're talking to.* We also allow for the ability to be specific so that users can identify themselves in more ways than just by posting a photo.

What makes us different?

We're inclusive of all LGBTQ sexual orientations and gender identities. Our app includes lesbian, gay, bisexual, trans, queer, pansexual, non-binary, asexual and intersex individuals. We're serving the community as a whole and allowing pockets of an under-served population to engage with one another in a progressive, safe space.

For example, we have the functionality to allow users to send 10-second video clips to one another. This is a very unique component of our app **which provides video verification's for users to promote safety and prevent Catfishing** - a problem with other apps of this kind.

We promote meaningful connections. We also provide users the platform to connect in other meaningful ways - outside of relationships. You can **create events, read blog posts, catch up on LGBTQ news and connect with like - minded people.**







Progressive and Inclusive

Our app is tailored toward lesbian, gay, bisexual, transgender, queer, pansexual, asexual, intersex, and non-binary individuals.



Find what you are looking for

In order to help users find better matches, we developed the customized "Relationship Readiness Quiz" and "LGBTQuestionnaire".



Friends

LGBTQutie is also a social networking App. So make some friends, go to events, and read up on the latest!



Events

LGBTQutie features an events page, which allows members to create and discover new events and local happenings. Users can explore and meet new people!



Specialized content

LGBTQutie features a blog that discusses relevant topics within our community. Qutie News helps people stay up to date with what's going on in the world. Users can join the discussion by liking and commenting on both the Qutie Blog and Qutie News.



Innovative Features

In addition to traditional messaging, LGBTQutie offers video teasers as well. Video teasers are 10 second clips that you can send personally to another user.



We're Filling In The Gaps In The LGBTQ Dating And Social Experience

- **Inclusivity:** LGBTQ people are looking to connect in a safe and inclusive online community, and we're providing that space.
- **Relationships v Hookups:** Many current gay and lesbian apps promote just hookups, we provide a space to meet others looking for long-term, meaningful connections.
- **A Lack Of Representation:** In social apps universally, LGBTQ communities are underrepresented and left out.



We Tick All The Boxes

Unlike our competitors Skout, JACK'd, Surge, HER, Grindr, and Manhunt, we provide the following:

- **Relationship Focused;**
- **Targeted toward the entire LGBTQ community;**
- **A true community based platform;and**
- **Extra options for user verification via video messaging.**

What Our Users Are Saying

"That's fantastic!! Honestly an unmet need. I feel like most of the girls on Tinder are actually couples, not really LGBTQ

"LGBTQutie ensures that its features and content are not only just for cisgender males and females. The kind of

"I thought it is great that there is an app that allows so much specification and really pushes the relationship/friendship and

friendly."

- Heather

inclusivity that LGBTQutie offers is available to everyone in the LGBTQ community, across various gender identities, races, and gender spectrums."

- Katy Ray from Tagg Magazine

bonding level, not the sexual or 'quick hit' type of app."

- Roman

Our Success So Far

While LGBTQutie started off as a website, we quickly transitioned to a mobile-first platform, when we realized that that's the option our users most craved. While we started out with success on our own, our partnership with Atari has put us over the edge and given us the ability to scale. As part of our partnership with Atari, we acquired PrideFest (now re-branded as QutieLife) an interactive game celebrating LGBTQ culture and pride. This will eventually be utilized as an onboarding platform for the LGBTQutie app.

Previous Successful Influencer Campaigns Examples





Key Metrics

- Total App users: 60,000
- 80% retention rate
- 90% monthly active user rate
- With Marketing: 4,000 new users per month
- Average Customer acquisition cost $1.25
- 70,000 Social Media Followers
- Company featured in 35 editorials including: Huffington post, Inc. Magazine, GO! Magazine, Instinct, Pink News, Engadget, AlleyWatch

Our Revenue Model

- Upgraded Premium Subscription
- Advertising: (Sponsored Blogs, Static/Video Ads, Affiliates, Email blasts)
- Sponsored Pop – Up Events
- In - App Token Purchases

Our Target Demographic

- We especially target LGBTQ millenials between the ages of 18-35.
- LGBTQ people comprise 10-20% of the overall population. (Williams Institute: Gates, 2011)
- The LGBTQ market has over $900 billion dollars in buying power (Witeck-Combs, 2014)

Meet Our Team

Our team is LGBTQ owned and operated. Rachel is a Licensed Psychotherapist. Her strengths are in building connections and creative branding. Jordan has an extensive background in Wellness, Nutrition, and Martial Arts. His strengths are in management and keeping the team on task. **Rachel and Jordan have been best friends for nearly 20 years giving the team a strong foundation.**

Being a part of the online dating/social networking scene, as well as LGBTQ activists themselves, they saw first hand, the gap in the market. As a result, they sought out to create a more personalized experience for people in the community, one that speaks to them.











What's Next For LGBTQutie

We've already gained significant traction and credibility thus far and also have the support and backing from Atari. We are ready to expand and we need your help to take LGBTQutie to the next level. We plan to do the following with the funds raised from this Startengine Campaign:

- Enhance paid premium membership features.
- Increase proven marketing methods, including influencer marketing campaigns.
- Expand internationally.
- Enhance development features on the app to create a better user experience.
- Allow more tools for customization and personalized profiles on the app.

Our app has already shown tremendous growth both organically and with marketing. As we continue to scale up, funding from this campaign will help us to meet our high demand.

Join us, as we grow this progressive, inclusive and ground-breaking social platform for the LGBTQ community!




We're




We begin our



February 2013 — LGBTQutie Is Founded

November 2013 — LGBTQutie Beta Website is Launched

June 2015 — Finalists in Washington DC's Women's Startup Competition

May 2016 — LGBTQutie App Launches!

April 2017 — We Secure an investment and partnership with Atari Inc.

May 2018 — We Launch on Startengine Now YOU can own a part of our company!

September 2018 — plans for international expansion. (ANTICIPATED)

In the Press



SHOW MORE

Meet Our Team

 

Rachel Kimelman, LCSW
Co-CEO, Director

Rachel has a background as a Licensed Clinical Social Worker with vast experience obtained from her 10 years working in the field of mental health. She received a Master's Degree from Columbia University School of Social Work and a Bachelor's Degree in Psychology from SUNY Stony Brook. The skills Rachel acquired when working with people has helped to shape her into the entrepreneur she is today. Rachel has been the Co-CEO and director of LGBT Media Inc. since August 2014. She previously held a position as a Social Worker for the West Side Federation for Senior and Supportive Housing, between October 2010 and April 2017, where she provided mental health services and access to resources for the formerly homeless population. Rachel currently works in the business full-time. In addition, she began working part-time as a psychotherapist for NYC Therapy Group since September 2017.

Jordan Weiss
Co-CEO, Director

Jordan has had an extensive background in wellness, personal training and mixed martial arts for 15 years. Jordan uses his skills of discipline and diligence that he acquired through these experiences to effectively run LGBT Media Inc.. Since the company's inception, he has been fully devoted to the business full-time. Jordan is a graduate of NYU School of Continuing and Professional Studies. Jordan has been the Co-CEO and director of LGBT Media Inc. since August 2014.

   

Rob Colon
Financial Advisor / Accountant
Bucknell University, EA, CFP

Katy Ray
Communications / PR Manager
Virginia Commonwealth University

Bob Witeck
Advisor
Witeck Communications, LGBT Market Research Leader

Fred Chesnais
Advisor
CEO - Atari

 

Mike Meyers
Advisor
Technology/Product Dev Consultant

Amy Lesser
Advisor
Owner- Go Magazine

Offering Summary

Maximum 87,704* shares of Class B Non-Voting Common Stock ($106,998.88)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 8,196 shares of Class B Non-Voting Common Stock ($9,999.12)

Company	LGBT Media, Inc.
Corporate Address	P.O. Box 115, Roslyn Heights, NY 11577
Description of Business	Social Media Application for LGBT Community
Type of Security Offered	Class B Non-Voting Common Stock (the "Shares", or the "Securities")
Purchase Price of Security Offered	$1.22

Minimum Investment Amount (per investor)	$100.04

Perks:*

$1,000 - $2,499.99 investment:

- You will receive **6 months of Free upgraded Rainbow Membership** on the LGBTQutie app.

$2,500 - $4,999.99:

- You will receive **6 months of Free upgraded Rainbow Membership** on the LGBTQutie app.
- You will receive our **special limited edition LGBTQutie frisbee**.

$5,000 or more investment:

- You will receive **6 months of Free upgraded Rainbow Membership** on the LGBTQutie app.
- You will receive our **special limited edition LGBTQutie frisbee**.
- You will receive a special limited edition **Atari Rainbow Fuji hat**.

All perks occur after the offering is completed.

<u>**The 10% Bonus for StartEngine Shareholders**</u>

LGBT Media, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $1.22 / share, you will receive 10 Class B Non-Voting Common Stock bonus shares, meaning you'll own 110 shares for $122.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

Video 1

Hi everyone. I'm Jordan Weiss and I'm Rachel Kimelman and we are the Co - Founders of LGBTQutie – The Social App that connects the LGBTQ community. Rachel and I created the app when we were frustrated with the limited options available for the entire community. And let's face it, with people on the go and limited accessibility, bars are not always the best option for people to meet.

LGBTQutie was specifically created with our community in mind. Our app is inclusive of the full spectrum of LGBTQ sexual orientations and gender identities. Unlike most apps out there, our app is focused on relationships, friendships and meaningful connections.

LGBTQutie is more than just another dating app. We are community focused and provide users with content that is relevant to them including LGBTQ specific news, blogs and events. We take users safety very seriously. That's why our app is one of the few that allows users to send video clips to verify they are not Catfish.

We already have strong strategic partnerships and investors on board including the iconic Atari who are committed to the success of our company.

And now for this campaign, we are opening up a unique opportunity for anyone to invest and own a piece of the pie.

This investment will allow us to enhance features on our platform and contribute toward our mission of connecting LGBTQ people everywhere.

Video 2

Before we jump into the video if you guys want to learn about an awesome LGBT dating app one way cooler than the app grace and I use to find each other checkout the link in the description or skip to this video's 9 minute mark if you do make a profile on LGBTQ D be sure to be friend Grace and I we are looking fo rsome awesome new buddies to have interesting conversations with matching pita dance matching PJs hey everybody so Grayson I get asked all the time to tell the story of how we met plus I know many of you are interested in how you can go about meeting otherLGBTI double A plus people in your area so we thought we would share our origin story how we came to be how we met on tinder on tinder so Love Bug before me have you been using dating sites a lot have you used them for a while before what was your history with them well my dear I had used them in the past but I never really met anybody that I could see myself with long term and I met a lot of really good friends though and that was fun my favorite part about them but you're the first person that I ever seriously dated from an app or online so then what was different about me what did we talk about on tinder and how do you even get to know somebody really well just online I think what was really different with you is that our conversation started so simply but then it evolved into these paragraphs of talking and we just kind of really got lost in conversation and it was something that was so new to me a lot of other conversations online had felt forced and with you it did not feel that way in any way shape or form and it was really exciting to me hmm yeah I feel like a lot of conversations on dating apps can feel a little rehearsed a little repetitive it's kind of like a scripts and everyone says hey how's it going good what do you like to do this what do you like to do but we we really broke those rules of conversation and when we went beyond those boundaries and we talked about all kinds of things and like everything from Jane Austen to Bali to painting to food and just everything under the Sun it seemed like yeah no question was like off limit yeah and itwas just a really organic conversation and never at one point did it feel like the conversation had stopped ended to restart it it continuously just evolved and that was like one of my favorite things about it me too it's funny though that you say organic because while I agree it was very organic we were also both trying really hard to impress each other and sound interesting way way too hard so to show you what we mean we will recap some of our conversation highlights this is how some of our chatting went hey smiley face how's it going good a new to tinder it's interesting how are you miss dinner is such a weird thing I don't quite understand it haha I'm doing pretty good helped my friends paint all weekend how was your weekend a sweet way to be a good buddy see i fit's just like do you guys know us this isn't how we talked I never look at grace and saying way to be a good buddy but he also used really unique adjectives a lot mm-hmm I think she told me about something she did and I was like that sounds grand and grace replied with it was glorious I read like art that sounds glorious or something like that it is just like Oh Ian this is where you asked me out which leads me to my next question how did you ask me out how do you go about doing something like that online and how did you know it was the right time well we have been chatting for like a couple weeks yep I think two weeks yeah so we've been chatting for a while and I was so curious and anxious to want to ask you out but I don't know I was really scared too I'll read what I said I said also I've never really done this but if you would want to grab dinner or a drink sometime I would really like that you seem pretty as I like to say awesome sauce ha ha and then I said yeah that would be great or as I like to say amazeballs and where did we end up going what did we decide on and how did we figure that out well I think I suggested that we go somewhere that neither of us had ever been becauseI thought that might be a fun experience for us to share together that way you know someone's not being like oh this is great this is great or something like that it's kind of you're both in uncharted waters I think that's a good tip um to pick somewhere new so it's like we both are going on this novel adventure together we went to a place called the sample room and they do like small plates and that night Ashley drove by the restaurant three times before actually coming to the door I was looking for parking no she was jus ttrying to scope me out I'm looking for fire king we chose a public place for safety reasons we each drove ourselvesfor safety reasons and we chose anactivity like dinner that kind of has anend in case in case we didn't click youcould be like okay dinner's over so nowwe're gonna go over separate ways okaybye also I didn't give grace my numberuntil the end of that day after thatdate went well which I think I mean toeach their own but I'm kind of happy Ichose to do that just cuz that way Iwaited until I knew she was normal andsmart and cute and respectful and kindbefore I gave a human beings mytelephone number were you nervous beforeour first date I think nervous is kindof an understatement why because I wasso hopeful for you was I what youexpected you were better than what Iexpectedum you were so genuine and kind andgenuinely interestin what I had to say and theconversation was like I have beentalking to somebody forever I think wegot there like 7:30 and I think I gothome around midnightso that tells you how long we just satand talked I think we closed down therestaurant so it's just kind of amazingto have that connection with somebodyright away but I was really nervous thatthat was not going to be the case I wasincredibly nervous - I don't know why Ithought this but I had this idea in myhead and it's because your pictures andyour profile exude such confidence likeI thought you were just you lookedreally like swaggy and cool I thoughtyou were just gonna be like reallysmooth huh and I was going to be dorkyand I didn't know if we would click verywell but I'm still really attracted toyou I was insecure eyes can be like emtoo it would be too weird for her I'mgonna be too internet for her I'm gonnabe too quirky for her and then you werejust as weird and dorky as me did thatpart I love my pictures exuding thisswagger that you are saying did thatmake you not want to meet me at allmilk's I thought it was kinda hotyou still have that swagger that's whatthat's why I love you so much becauseyou have that swagger that I'm reallyattracted to plus you like aninteresting geeky human being here likethe best of both worlds oh boo bop booseWege course and welcome and your bearingand the just right clothes you'rewearing your short hair and your Duggare next let's give some tips for peoplewho are interested in online dating andmeeting other LGBTQ Qi double A pluspeople in their area what would you sayso I think one of my biggest tips is forpeople to be really really open I thinkthat's really important because youmight not think that somebody is yourtype right away but turns out theyreally are or you might think somebodyreally is your type it turns out they'rereally just gonnagood friend yeah people will surpriseyou also what a really good tip is to besafe I just want to reiterate that onemore time because it is really importantyou know kinda like you you know youronline personality somebody could haveeasily catfished me so it's reallyimportant to put yourself in theposition where you're going to be thesafe space and speaking of catfish mynext tip would be don't catfish peoplealways be honest be honest about whatyou're interested in be honest aboutyour intentions what you're looking forit's never good to start a relationshipon the foundation of lies also feel freeto shop around when you're looking fordifferent ABS and online dating sitesthere's a lot out there we happen to usetinder and it works for us I don't knowif I would recommend tan drinking yeahit's kind of more geared towardsstraight people and hookups and thatkind of a thing and if that's not reallywhat you're looking for there's a lot ofgreat other options and actually thisvideo is sponsored by one of them it isthis video is sponsored by LGBT cutiewhich is cool because it's a targetaudience and most of its users are LGBTone thing that I really like about it isthat unlike plenty of fish OkCupid oranything it's more community based whichi think is really cool it also links toa lot of cool LGBT news and blogs andevents that are happening in your localarea so maybe you don't know if you wantto jump into the dating scene or serious

relationship but you still want to get involved in the LGBT community around you this ad can help you my favorite thing my absolute favorite thing about LGBTQ T is how inclusive it is a lot of apps out there are usually kind of limited in how you can identify yourself the optionstypically include gay straight bi and that's it LGBTQ nido goes way beyond that there's options for identifying as gay lesbian bi pansexual asexual I've never encountered a dating it before that lets you identify as asexual that's so cool yeah that's pretty awesome you can also put that you're interested in dating men women those binary genders also non-binary genders it's pretty inclusive I like it we actually both have profiles obviously we're just kind of looking for friends because you know I kind of have my person here and I am my person but feel free to go to the link below and download the app and you can add us on there and you can say hi I think I'd be super cool we can make new friends yeah all right I think that's about it you want to wrap this up yeah one two three okay but follow me on Twitter

Video 3

What would your drag name be? Umm...Tequila Mockingbird. Um, ok. Mine would be Vasaline Dion. Ok, what are you doing on your phone? You're missing Drag Race! I'm sorry! I'm just on this new dating app LGBTQuite trying to see if there is a chance Taylor could be on there. Hence proving she likes women. Hence I could ask her out. God, why are all the hot ones so attractive and straight. Taylor? She's not straight. No, straight as a Hula Hoop. [music]. Steph?? [claps]. You're doing this weird thing again where you zone out and aggressively pet your cat. It's fucking weird. I'm going to call Taylor right now and ask her out. Oh Taylor? Oh yeah, no no I thought you were talking about Jill. No, Taylor is straight. Very, very straight. My bad. Taylor doesn't even sound like Jill? Shhh... Ru Paul is talking! But I don't even know a Jill? Zip! Is Jill cute? Yeah whatever she's probably on that app.

Hey guys! So as many of you know it can be hard trying to determine whether the attractive person from your class or work is gay. But, odds are they are on an LGBTQ + dating app..they're probably kinda gay. LGBTQuite is the dating and social networking app that connects the entire LGBTQ community. What! The app includes gay, lesbian, intersex, pansexual, gender non-binary, transgender, so there is a safe space for everyone. What I love so much about the app, look it me, is that it doesn't just focus on hookups. It's a place where you can find meaningful relationships and friendships so if you are in a relationship like I am you can still find friends on there. So, if you live in the US be sure to download the app so you can find a LGBTQuite of your own. Get it? It's the app..ok. The links for my Tumblr, Twitter, all that good stuff are linked below. Have you guys ever had a crush on someone but couldn't determine their sexuality? Leave a comment, I read them all. Have an amazing day. Bye guys!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "LGBT MEDIA INC", FILED IN THIS OFFICE ON THE TWENTY-FIFTH DAY OF APRIL, A.D. 2018, AT 2:07 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State



5581290 8100
SR# 20183016965

Authentication: 202589340
Date: 04-26-18

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:07 PM 04/25/2018
FILED 02:07 PM 04/25/2018
SR 20183016965 - File Number 5581290

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF LGBT MEDIA INC.

LGBT Media Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

A. The original Certificate of Incorporation of the Company was filed with the Secretary of State of the State of Delaware on August 5, 2014. All amendments to the Certificate of Incorporation reflected herein have been duly authorized and adopted by the Company's Board of Directors and stockholders in accordance with the provisions of Sections 242 and 245 of the Delaware General Corporation Law.

B. The text of the Certificate of Incorporation, as amended, is hereby amended and restated in its entirety to read as follows:

Article I

The name of the corporation is LGBT MEDIA Inc. (the "**Corporation**").

Article II

The address of the registered office of the Company in the State of Delaware is 300 Delaware Avenue, Ste 210-A, Wilmington, DE 19801, County of Kent, and the name of its registered agent at such address is United States Corporation Agents, Inc.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

The total number of shares of stock which the Corporation shall have authority to issue is Ten Million (10,000,000) shares of common stock, consisting of: (i) Five Million (5,000,000) shares of Class A Voting Common Stock, par value $0.0001 per share; and (ii) Five Million (5,000,000) shares of Class B Non-Voting Common Stock, par value $0.0001 per share. Except as may be provided in this Certificate of Incorporation or required by law, the Class A Voting Common Stock shall have voting rights in the election of directors and on all other matters presented to stockholders, with each holder of Class A Voting Common Stock being entitled to one vote for each share of Class A Voting Common Stock held of record by such holder on such matters. Except as required by law, the Class B Non-Voting Common Stock shall have no voting rights.

Article V

The name and mailing address of the incorporator are as follows:

Name	Mailing Address
Karina Lednev	c/o Blumbergerexcelsior Corporate Services, Inc. 16 Court Street, 14th Floor Brooklynn NY, 11241

Article VI

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article VI shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article VI shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article VI becomes effective.

Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VII

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of

Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VIII

The duration of the Corporation shall be perpetual.

Article IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article X

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation, which amends and restates the Certificate of Incorporation of this Corporation, and which has been duly adopted in accordance with Sections 242 and 245 of the Delaware General Corporation Law, has been executed by its duly authorized Chief Executive Officer, as of April 24, 2018.

Jordan Weiss

Jordan Weiss, CEO